EXHIBIT 12

GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the fiscal year ended
(Unaudited)
In millions	2002	2001	2000
Fixed charges:
Total interest expense (including $14, $10, and $12 capitalized in 2002, 2001, and 2000, respectively)	$921	$1,155	$665
One-third of rent expense	61	69	54

Total fixed charges	982	1,224	719

Add:
(Loss) income before income taxes and extraordinary item	(508)	(295)	553
Interest capitalized	(14)	(10)	(12)

	(522)	(305)	541

Earnings for fixed charges	$460	$919	$1,260

Ratio of earnings to fixed charges	(a )	(a )	1.75x

(a)	In fiscal 2002 and 2001 fixed charges exceeded earnings by $522 million and $305 million, respectively